REVISION TO SUPPLEMENT TO
CONFIDENTIAL OFFERING CIRCULAR AND CONSENT SOLICITATION STATEMENT

Energy XXI Gulf Coast, Inc.

Offer to Exchange Newly Issued 16% Second Lien Junior Secured Notes due 2014
for up to the Maximum Acceptance Amount of Outstanding 10% Senior Notes due 2013 and
Solicitation of Consents to Amendments to the Indenture

Energy XXI Gulf Coast, Inc. (the “Company”) has revised that certain supplement dated September 21, 2009 (the “Supplement”) to its previously announced exchange offer and consent solicitation in respect of its 10% Senior Notes due 2013 (the “Senior Notes”), pursuant to its confidential offering circular and consent solicitation statement dated September 4, 2009 (the “Offering Circular”) and the accompanying letter of transmittal and consent.

The Capitalization table appearing on page 2 of the Supplement is hereby revised as follows.

I.           Under the column captioned, “As Adjusted”:

(a)	the number appearing opposite the line item captioned “Second Lien Notes” is revised to read “$390.8”;

(b)	the number opposite the line item captioned “Total debt, less current maturities” is revised to read “$861.0”;

(c)	the number opposite the line item captioned “Common Stock…” is revised to read “$621.5”; and

(d)	the number opposite the line item captioned “Total stockholders’ equity” is revised to read “$168.4”.

II.           Footnote (4) is revised to read as follows:

(4)
The total face amount of Second Lien Notes to be issued will be $338.0 million, consisting of $60.0 million face amount associated with the private placement and $278 million face amount associated with the exchange for $347.5 million of Senior Notes. Due to the accounting rules governing the exchange, for book purposes, the exchange Second Lien Notes are recorded at the historical carrying value of the Senior Notes. The $69.5 million difference between the face value of the Second Lien Notes ($278 million) and the face value of the exchanged Senior Notes ($347.5 million) will be recognized as a reduction in interest expense over the term of the Second Lien Notes. In addition, for accounting purposes, the $60.0 million face amount of new Second Lien Notes issued in connection with the private placement will be recorded at $43.3 million due to the original issue discount related to the common stock issued in conjunction with the new Second Lien Notes. The $16.7 million difference between the amount recorded for book purposes ($43.3 million) and the face amount of the $60 million in new Second Lien Notes will be recognized as incremental interest expense over the term of the Second Lien Notes.

The Capitalization table and the notes thereto are otherwise unchanged.

Investing in the Series A Second Lien Notes involves risks.  See “Risk Factors” beginning on page 13 of the Offering Circular.

The exchange offer and the issuance of the Series A Second Lien Notes have not been registered under the Securities Act of 1933, as amended (the “Securities Act”).  The exchange offer is being made, and the Series A Second Lien Notes are being offered and issued in reliance on Section 3(a)(9) of the Securities Act.

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The date of this Revision to Supplement to Confidential Offering Circular and Consent Solicitation Statement is September 22, 2009.